Exhibit (a)(1)(O)

Dear Shareholder,

As a The Home Depot shareholder, you are receiving the enclosed information explaining how you can participate in The Home Depot’s offer to repurchase 250 million shares of The Home Depot common stock via a “Dutch auction” tender offer.

There are four basic steps in our tender offer.

1. The Home Depot sets a range at which we are willing to repurchase shares. For this offer, The Home Depot wants to repurchase 250 million shares between a minimum price of $39.00 and a maximum price of $44.00. At the end of the auction, we will pay the same price for all the shares that we purchase.

2. The enclosed materials explain how you may tender, or sell, your shares. If you own our shares via multiple benefit plans or brokerage firms, you will need to tender your shares via each of these plans or firms using separate documentation. To tender your shares, you choose a price within the range of $39.00 and $44.00 at which you are willing to sell all or some of your shares. Or, you may choose to sell all or some of your shares without setting a price. By not specifying a price, you are agreeing to sell at the Company-chosen price, increasing the likelihood that your shares will be repurchased.

3. Next, The Home Depot determines the price within this range at which we will repurchase shares. This will be the lowest price within this range at which we can purchase 250 million shares.

4. Finally, The Home Depot repurchases shares from shareholders who offered to sell their shares (subject to conditions described in the Offer to Purchase). All shareholders whose shares are repurchased will receive the same Company-selected price for their shares.

The enclosed materials provide further explanation on how the tender offer works. If you have questions about this offer, please contact the company that holds your shares (also known as the “trustee” or “Depositary”) using the contact information provided in the enclosed materials.

It’s important for you to decide if this offer is right for you. If you want to offer your shares for sale, you will need to complete the enclosed materials and return it to your trustee, or Computershare, Inc., the Depositary for the tender offer, using the enclosed envelope. It is critical that you return the appropriate materials indicating your desire to sell your shares before the date specified by your trustee.

This communication is for information purposes only and does not constitute an offer to buy or the solicitation of an offer to sell shares of The Home Depot’s common stock. The Home Depot’s offer to buy shares of Home Depot common stock is being made only pursuant to the Offer to Purchase and the related materials dated July 10, 2007, as amended and supplemented from time to time. Shareholders should read the Offer to Purchase and the related materials carefully because they contain important information. Shareholders may obtain a free copy of the tender offer statement on Schedule TO, the Offer to Purchase and other documents filed with the Securities and Exchange Commission at the Commission’s website at www.sec.gov. Shareholders also may obtain a copy of these documents, without charge, from the information agent, D. F. King & Co., Inc., by calling toll-free: 800-628-8536.